11101 West 120th Avenue, Suite 400
Broomfield, Colorado 80021

September 13, 2006

Via Edgar Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Brad Skinner, Accounting Branch Chief
Mark Kronforst, Assistant Chief Accountant

Re:	Cardinal Communications, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2005 Filed April 17, 2006
Form 10-QSB for the Quarterly Period Ended March 31, 2006 filed May 22, 2006
File No. 1-15383

Dear Mr. Skinner and Mr. Kronforst:

On behalf of Cardinal Communications, Inc. (the “Company”) we present these additional responses to the letter of the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 21, 2006 (the “Letter”). Our earlier response accidentally omitted a full page of questions. This response is to those questions we missed in our July 21, 2006 correspondence. We have reproduced the Staff’s comments in bold type and have followed each comment with our response. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-QSB for the Quarterly Period Ended March 31, 2006

Note 3. Financing Transactions

8.
We note that you entered into significant convertible debt arrangements during your first quarter of fiscal 2006. Tell us how you considered the guidance in SFAS 133 and EITF 00-19 in determining how to classify and measure these instruments in your financial statements. Separately address the embedded conversion feature of your convertible notes and any other derivatives that may be embedded within the debt instruments. Your response should clearly set forth your analysis of all of the terms of each transaction and how your accounting and classification complies with SFAS 133 and EITF 00-19 and the views expressed in Issue Summary 1 of EITF 05-04. Refer also to Staff Guidance on this topic in Section II.B. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance, available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Response 8:

The Company uses SFAS 133, EITF 00-19 and Item 305 of Regulation SK as guidance when drafting disclosures of derivative instruments embedded in contracts. All of these statements overlap, but we primarily use EITF 00-19 for guidance, SFAS 133 for balance sheet presentation and Item 305 of Regulation SK for approach to the calculation of our company’s volatility.

For brevity, we will submit this response in the form of a discussion, but if you prefer we can also break down each facet of the transactions per the Staff Guidance on this topic in Section II.B of the Current Accounting and Disclosure Issues in the Division of Corporation Finance.

Series of convertible loan agreements with ISP V, LLC totaling $1,500,000

In the first quarter of 2006, the Company entered into a series of Convertible Loan Agreements with ISP V, LLC totaling $1,500,000. The final agreement terms is for the total $1,500,000 to be due in January 2008 and over the course of the loan the principal shall accrue interest at a rate of 12% per year calculated monthly. As partial consideration for the initial note, the Company issued to the Payee five year warrants to purchase 2,400,000 shares of common stock at an exercise price of $0.05. A debt discount value was calculated based upon the Black-Scholes Pricing Model applied to the warrants; and over the life of the initial note $16,825 of additional interest will be recorded relating to the accretion of the note to its face value. For the Black-Scholes Pricing Model the average risk free interest rate used was 5%, volatility was calculated at 69% and the expected life was five years. The holder of the notes have the right, at any time, to convert $1,500,000 of the principal owed to the holder to shares of Common Stock per the following formula: $800,000 convertible at $.025 per share, $400,000 convertible at $0.05 per share and $300,000 at $0.075 per share. There is no intrinsic value to the beneficial conversion feature as lowest conversion rate is at $.025 per share and the Company’s stock was trading at $.0181 when the agreement was signed.

Cardinal Communications, Inc. Additional Response to Securities and Exchange
Commission Comments Dated June 21, 2006

Our approach:

1)	We determined that SFAS 133 was more appropriate to use for guidance than SFAS 150 because the convertible feature of the debt made the loan agreements derivative instruments.

2)
We determined the loan agreements would be better placed in the liability section of our Balance Sheet than the Equity section of our balance sheet because the loan’s are primarily payable by cash and only at the option of ISP V,LLC can some or all of the loan principal be converted to our stock. Please note we are paying the interest monthly on these loans with cash.

3)
The Warrants - Since warrants are freestanding instruments, the warrants were determined to meet the definition of a derivative under SFAS 133 (paragraphs 6 -9), and are not excluded under the scope exception in paragraph 11. Please note these Warrants have no value to the holder unless they are exercisable in the open market. The Company is under no obligation to register the warrants until the company receives notification that the holder will exercise the warrants.

4)
We valued the cost of the Warrants using the Black-Scholes pricing model. We calculate our volatility based on the previous 52 weeks of stock prices using a standard deviation of our set of natural logs of our weekly stock price change and then apply the square root of time rule to come up with our annual volatility. This volatility calculation is dependent on the date of valuation and will change over time (hence Random Walk - from your college stats class). On January 6, 2006 our volatility was calculated as 69% we then used 5% as our discount rate, and calculated the present value for the 5 year warrants as $0.007 per warrant which made the 2,400,000 warrants valued at $16,825. This is the amount we then discounted the face of our note by and will then amortize as additional, accreted interest over the life of the note.

Please note in our approach we keep in mind the Forward Sale Contracts, Written Call Options or Warrants, and Purchase Put Options section of EITF 00-19 whereby it gives guidance on where to classify the value (cost) of Warrants that we issue in this manner.

Cardinal Communications, Inc. Additional Response to Securities and Exchange
Commission Comments Dated June 21, 2006

Note 4. Acquisitions

9.
We note your disclosures regarding the significant transactions entered into with GalaVu, Livonia Pty Limited, EMT and Alleasing. Please explain to us, in more detail than is provided in your disclosures, how you accounted for each aspect of these transactions citing the authoritative guidance that supports your accounting treatment. In addition, explain the relationship among these entities and your relationship to each one prior to entering into the transactions. Please note that any reference to authoritative guidance should be accompanied by a detailed discussion of how that guidance was applied in accounting for these transactions.

Response 9:

The simple view of the transactions with GalaVu, Livonia Pty, Limited, EMT and Alleasing is the Company negotiated the right to purchase technology owned by GalaVu. GalaVu currently is the subject of bankruptcy proceedings in Canada. To secure the Company’s right to purchase this technology, the Company entered into agreements with the parent company of GalaVu and its primary creditors. The Company first reported these transactions on Form 8K filed with the SEC on February 22, 2006. The Company had a board member and former CEO David Weisman with interest in EMT (the parent company of GalaVu). Mr. Weisman was not present during the negotiations nor did he participate in the board of directors’ vote approving the transactions.

There are three transactions to account for:

1.
Technology and Trademark License Agreement with GalaVu - This agreement allows Cardinal Communications to purchase product (Television set top boxes) as we need it. Our investment in this hardware will be capitalized and the cost is depreciated over the useful life of the product. We did not pay anything as consideration for this agreement, so no additional costs were capitalized in relationship to this agreement. For guidance we used SFAS 5 paragraph 67 section (a). Historical cost (historical proceeds). Property, plant, and equipment and most inventories are reported at their historical cost, which is the amount of cash, or its equivalent, paid to acquire an asset, commonly adjusted after acquisition for amortization or other allocations. Liabilities that involve obligations to provide goods or services to customers are generally reported at historical proceeds, which is the amount of cash, or its equivalent, received when the obligation was incurred and may be adjusted after acquisition for amortization or other allocations.

Cardinal Communications, Inc. Additional Response to Securities and Exchange
Commission Comments Dated June 21, 2006

2.	Purchase and Exchange Agreement between the Company, GalaVu, EMT, Livonia and Alleasing and;

3.
Assignment Deed with Alleasing - With these agreements we did two things: a) we consolidated the debt that EMT had with both Livonia and Alleasing, and b) we gave a bridge loan for working capital to EMT’s subsidiary, GalaVu. The Company has the consolidated debt and bridge loan recorded at Net Realizable value pursuant to SFAS 5 paragraph 67 section d. Net realizable (settlement) value. Short-term receivables and some inventories are reported at their net realizable value, which is the nondiscounted amount of cash, or its equivalent, into which an asset is expected to be converted in due course of business less direct costs, if any, necessary to make that conversion. Liabilities that involve known or estimated amounts of money payable at unknown future dates, for example, trade payables or warranty obligations, generally are reported at their net settlement value, which is the nondiscounted amounts of cash, or its equivalent, expected to be paid to liquidate an obligation in the due course of business, including direct costs, if any, necessary to make that payment.

The Company recorded the cash expense and then a debt discount so the notes receivable are recorded at $2,573,137; the Company’s Secured Debt. The difference between the net realizable value and the expense of purchasing the debt was recorded as a debt discount ($1,459,969) netting the entries renders the initial net receivable amount of $1,113,168.
.

Item 3. Controls and Procedures

10.	Please amend this filing to provide the disclosures required by Items 307 and 308(c) of Regulation S-B. It appears that you have omitted all disclosures required by these items in this report.

Response 10:

We will amend the filing to include Item 3. Controls and Procedures.

Cardinal Communications, Inc. Additional Response to Securities and Exchange
Commission Comments Dated June 21, 2006

Conclusion

We appreciate your comments and are striving to improve our public disclosures. We appreciate your staff’s time in reviewing our disclosures and correspondence.

Sincerely,

/s/ Ronald S. Bass

Ronald S. Bass
Principal Accounting Officer

Cardinal Communications, Inc. Additional Response to Securities and Exchange
Commission Comments Dated June 21, 2006

Statement of Responsibility

In connection with our responses to the Securities and Exchange Commission comments, we the Company of Cardinal Communications, Inc. acknowledge:

We are responsible for the adequacy and accuracy of the disclosures in our financial reporting and public filings;

We further acknowledge Securities Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

We further acknowledge that Cardinal Communications, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: September 13, 2006	By: /s/ Edouard A. Garneau
Name: Edouard A. Garneau
Title: Chief Executive Officer

Date: September 13, 2006	By: /s/ Ronald S. Bass
Name: Ronald S. Bass
Title: Principal Accounting Officer

Cardinal Communications, Inc. Additional Response to Securities and Exchange
Commission Comments Dated June 21, 2006